correvio

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

NASDAQ: CORV   TSX: CORV

CORREVIO OBTAINS INTERIM ORDER

FOR PLAN OF ARRANGEMENT

VANCOUVER, CANADA – April 8, 2020 – Correvio Pharma Corp. ("**Correvio**" or the "**Company**") (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced that it has obtained an interim order from the Supreme Court of British Columbia (the "**Court**") authorizing the holding of an annual general and special meeting (the "**Meeting**") of the Securityholders (as defined below) and matters relating to the conduct of the Meeting.

At the Meeting, shareholders and holders of options, restricted share units and phantom share units (collectively, the "**Securityholders**") will be asked to, among other things, pass a special resolution relating to the proposed plan of arrangement (the "**Arrangement**"), involving the Company and a subsidiary of ADVANZ PHARMA Corp. Limited ("**ADVANZ PHARMA**"). As announced in the Company's press release on March 16, 2020, the Arrangement will be carried out pursuant to an arrangement agreement dated March 15, 2020 among Correvio, ADVANZ PHARMA and its subsidiary (the "**Arrangement Agreement**").

The Company will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at https://web.lumiagm.com/202877707 on May 15, 2020 commencing at 10:00 a.m. (Pacific time).

Meeting materials including a notice of annual general and special meeting of Securityholders and management information circular, are scheduled to be mailed to Securityholders of record as of April 6, 2020 in advance of the Meeting in accordance with statutory requirements and the interim order. Upon completion of the mailing to Securityholders, the materials for the Meeting will be filed by the Company and will be available under the Company's SEDAR profile at www.sedar.com.

Securityholders should carefully review all Meeting materials as they contain important information concerning the Arrangement and the rights and entitlements of the Securityholders.

About ADVANZ PHARMA

ADVANZ PHARMA operates an international specialty pharmaceutical business with a diversified portfolio of more than 200 branded and unbranded products, and sales in more than 90 countries, and going forward, is focused on becoming the leading platform for niche established medicines, with advanced commercial capabilities throughout Western Europe.

ADVANZ PHARMA's registered office is in Jersey, Channel Islands. ADVANZ PHARMA operates globally through its subsidiaries in Sydney, Australia; London, England; Mumbai, India; Dublin, Ireland; St. Helier, Jersey; and in Helsingborg Sweden.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Correvio's Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements, events or developments to be materially different from any future results, performance, achievements, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to the timing of the Meeting, the mailing of the Meeting materials and the approval of the Arrangement by Securityholders.

Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

These statements reflect Correvio's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Correvio, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and Correvio has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: risks associated with the arrangement and acquisitions generally, such as the failure to satisfy the closing conditions contained in the Arrangement Agreement, the occurrence of a material adverse effect or other events which may give the parties a basis on which to terminate the Arrangement Agreement, the ability of the parties to complete and mail the management information circular to be prepared in connection with the Meeting, the ability to hold the Meeting within the time frames indicated, and the approval of the transaction by the Securityholders and the risks and uncertainties facing Correvio as discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission (**"SEC"**) available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2019. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are made as of the date hereof based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events, information or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

Contacts:

Justin Renz
President & CFO
Correvio Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
michelle@argotpartners.com
claudia@argotpartners.com